Exhibit 99.1

Announcement

Friday, 20 March 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

NOTICE OF ANNUAL GENERAL MEETING

In accordance with the Listing Rules, please see attached the following documents relating to the above, for release to the market:

•	Notice of Annual General Meeting 2026

•	Voting Form

•	Letter to Shareholders

Contacts:

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

10:00AM (AWST) Thursday, 23 April 2026 Notice of Annual General Meeting 2026

Invitation to Shareholders Dear Shareholder, It is my great pleasure to invite you to the 2026 Annual General Meeting of Woodside Energy Group Ltd (Woodside). The meeting will be held on Thursday, 23 April 2026 at 10:00am (AWST) online and in-person at the Crown Ballroom at Crown Towers, Burswood, Western Australia. You can attend in person or join us online at https://meetings.lumiconnect.com/300-695-283-446. We encourage you to participate in the meeting and I ask all shareholders to lodge a direct vote or directed proxy, and to submit questions in advance of the meeting, even if you plan to attend in person. Please see pages 18–19 for further details. Creating and returning value Energy security and affordability, as well as pursuing decarbonisation, continue to be global priorities through the energy transition. Woodside is well positioned to meet the growing energy demands of our global customers through investment in liquefied natural gas (LNG) projects and continues to support energy security and prosperity in Australia through investment in domestic gas supply. Power generated from natural gas typically emits around half the lifecycle emissions as those generated from coal.1,2 This means gas-fired power generation can contribute to both energy security and emissions reduction when it is used to directly substitute for coal, and also when it supports renewables by ‘firming’ their intermittent nature. Woodside continues to invest strategically in new energy products and lower-carbon services, headlined by our Beaumont New Ammonia Project. Woodside’s disciplined capital management, well-timed investment decisions and operational excellence enable us to reward our shareholders today while continuing to invest in targeted, strategic opportunities to enable future growth and value creation for years to come. We demonstrated this again in 2025, achieving impressive revenue during the first 18 months of operations at our Sangomar Project and securing long-term shareholder value opportunities with our Louisiana LNG Project. As the Board invests strategically to position Woodside for long-term shareholder returns, we value the opportunity to continue engaging with shareholders to inform our approach. Conducting our business sustainably In February this year, Woodside released its 2025 Annual Report including a Sustainability Report. The Report explains our approach to sustainability and how Woodside both provides energy that the world needs, and produces it responsibly. Woodside has responsibly produced energy for more than 40 years, generating shareholder value, supporting economic growth and making positive contributions to the communities in which we operate. Assessing and approving Woodside’s approach to sustainable business is a key role of the Board. We focus on how it drives long-term value by helping to de-risk our business, secure future opportunities and support a compelling value proposition for investors. Today more than ever, shareholders and stakeholders expect companies like Woodside to do their jobs responsibly, and to do what they say they will do. So I am pleased that in 2025 we reported improved safety performance and that we met our 2025 net equity Scope 1 and 2 greenhouse gas emissions reduction target, amongst other important achievements.3 CEO succession In December 2025 we farewelled CEO and Managing Director Meg O’Neill, who has accepted the role of CEO at bp. On behalf of the Board, I thank Meg for her valued leadership and contribution. I also thank Liz Westcott for her strong leadership as Acting CEO during the CEO transition period, supported by Woodside’s accomplished Executive Leadership Team. Woodside’s CEO succession plan has remained a key focus for the Board in the first quarter of 2026. The Board has considered a number of highly qualified internal candidates while also assessing external talent options to ensure the best possible CEO appointment. Following this process, the Board was pleased to announce the appointment of Liz as Chief Executive Officer and Managing Director on 18 March 2026. Liz’s extensive industry experience and strategic vision will be invaluable in leading Woodside at this significant moment in its history, and position the company to meet growing global energy demand and deliver long-term shareholder value. Board succession We are also focused on Board succession planning, seeking to balance continuity, corporate memory and deep sector experience in the relevant fields. We also value renewal, new perspectives and evolving skill sets. This balance and diversity are particularly important to maintain the high standards of strategic oversight and governance our shareholders expect. To bring to our Board new perspectives and breadth of significant experience in the resources industry, we welcome Mark Cutifani to the Woodside Board. Mark is standing for election at this meeting and I commend him to you. I also commend the four directors offering themselves for re-election – Larry Archibald, Swee Chen Goh, Arnaud Breuillac and Angela Minas. They all bring their own impressive and complementary skills which contribute to ensuring the Board has the optimal balance of expertise, experience and tenure to deliver long-term value for shareholders. Ian Macfarlane retires from the Board at the conclusion of this meeting. On behalf of the Board, I extend my sincere thanks to Ian for his invaluable service to the Board since his appointment in November 2016. Further information Thank you for your ongoing interest in Woodside, and I welcome your participation in our upcoming AGM. This document covers further information about the 2026 AGM. If you have any additional queries please contact our team, at companyinfo@woodside.com. Richard Goyder, AO Chair 20 March 2026 Richard Goyder, AO Chair 1. International Energy Agency, 2019. The Role of Gas in Today’s Energy Transition, p.4. All rights reserved. https://iea.blob.core.windows.net/assets/cc35f20f-7a94-44dc-a750-41c117517e93/TheRoleofGas.pdf. 2. S&P Global Study: Pathways to Accelerate Power Emissions Reduction in Asia (ANGEA 2025), https://angeassociation.com/power-emissions-reduction-study/. 3. Please refer to footnotes 6 and 7 on page 3. Please keep up to date on our Annual General Meeting at woodside.com/investors. Woodside’s Annual Report 2025, 2025 Climate and Sustainability Summary and briefings are also available at woodside.com/investors/reports-investor-briefings. AGM news and recent reports and briefings 2 WOODSIDE ENERGY GROUP LTD

2025 Highlights Financial Highlights NET PROFIT AFTER TAX (NPAT) $2.7BILLION UNDERLYING NPAT: $2.6 BILLION1 EBITDA2 $9.3BILLION DIVIDENDS DETERMINED $2.1BILLION 112 US CENTS PER SHARE FULLY FRANKED AND AT TOP END OF PAYOUT RANGE EARNINGS PER SHARE 143US CPS FREE CASH FLOW3 $1.9BILLION Social Highlights LOCAL CONTENT BENEFITS TAX PAYMENTS SOCIAL CONTRIBUTION >$9.3BILLION ~A$2BILLION A$39.8MILLION SPENT ON GOODS AND SERVICES GLOBALLY IN 2025 PAID IN TAXES, ROYALTIES AND LEVIES TO AUSTRALIAN GOVERNMENTS IN 2025 TOTAL SOCIAL CONTRIBUTION SPEND GLOBALLY IN 20259 Strategic Highlights RECORD ANNUAL PRODUCTION OF 198.8 MMboe4 Driven by outstanding Sangomar performance ACHIEVED WORLD-CLASS RELIABILITY OF ~98% At operated LNG assets (Pluto LNG and NWS Project) EXECUTION OF SCARBOROUGH, LOUISIANA LNG AND TRION On budget and schedule STRATEGIC PARTNERSHIPS New strategic partners in Stonepeak and Williams for Louisiana LNG. Woodside’s expected exposure <60% of total capital expenditure5 DELIVERED 2025 NET EQUITY SCOPE 1 AND 2 GHG EMISSIONS REDUCTION TARGET6,7 Net equity Scope 1 and 2 greenhouse gas (GHG) emissions for the 12 month period ending 31 December 2025 were 15% lower than the starting base IMPROVED SAFETY PERFORMANCE ON RELIABLE WORLD-CLASS ASSETS Zero high consequence injuries in 20258 Climate and Safety Highlights 1. Non-International Financial Reporting Standard (IFRS) measure. Calculated as net profit after tax from Woodside’s operations excluding any exceptional items. 2. Non-IFRS measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. 3. Non-IFRS financial measure. Calculated as net cash flow from/(used in) operating activities and net cash flow from/(used in) investing activities, adjusted for capital contributions from/(to) non-controlling interests and lease repayments. 4. Includes 1.2 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector. 5. Woodside’s total capital expenditure for the Louisiana LNG Project is expected to be $9.9 billion against total project cost announced at FID of $17.5 billion. 6. Net equity Scope 1 and 2 GHG emissions reduction targets and aspiration are relative to a starting base of 6.27 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016–2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity GHG emissions include the utilisation of carbon credits as offsets, inclusive of those required to meet regulatory obligations. 7. In relation to our 2025 equity Scope 1 and 2 GHG emissions, 1,283 kt CO2-e carbon credits were retired in order to meet our target of 5,334 kt CO2-e net equity Scope 1 and 2 GHG emissions. This includes retirement of carbon credits subsequent to the period, after full year 2025 gross equity Scope 1 and 2 GHG emissions were calculated and externally assured. 8. High consequence injuries (HCI) is defined as Fatality and Permanent Impairment Injury (FPI) which aligns with International Association of Oil and Gas Producers (IOGP) definition for FPI. From 2022 to 2024 HCI was defined as an injury where the individual does not return to full health within six months. Under the 2025 definition there was zero HCI in 2024 and two HCIs in 2023. 9. Total social investment spent globally through strategic partnerships, our philanthropy program, the value of time our employees spent volunteering and mandatory spend (excluding management costs). 2026 NOTICE OF ANNUAL GENERAL MEETING 3

Notice of Annual General Meeting Notice is given that the 2026 Annual General Meeting (AGM) of Woodside Energy Group Ltd (Woodside) will be held on Thursday, 23 April 2026 at 10:00am (AWST). Shareholders are invited to attend the AGM at the Crown Ballroom at Crown Towers, Burswood, Western Australia and online at https://meetings.lumiconnect.com/ 300-695-283-446 If it becomes necessary or appropriate to make changes to the AGM arrangements, shareholders will be given as much notice as possible. Any updates to the AGM arrangements will be published on Woodside’s website and lodged with the ASX and NYSE. The Explanatory Notes and Notes relating to Voting and Attendance form part of this Notice of Meeting. 4 WOODSIDE ENERGY GROUP LTD 1

Items of business 1. Financial Statements and Reports To receive and consider the Financial Report and Sustainability Report of Woodside Energy Group Ltd and the reports of the directors and auditor for the year ended 31 December 2025. 2. Election and Re-election of Directors To consider and if thought fit to pass as separate ordinary resolutions: (a) To re-elect Mr Larry Archibald as a director; (b) To re-elect Ms Swee Chen Goh as a director; (c) To re-elect Mr Arnaud Breuillac as a director; (d) To re-elect Ms Angela Minas as a director; and (e) To elect Mr Mark Cutifani as a director. 3. Remuneration Report To consider and if thought fit to pass as an ordinary resolution: The Remuneration Report for the year ended 31 December 2025 is adopted. Note: The vote on this resolution is advisory only and does not bind the directors or Woodside. 4. Approval of Grant of FY26 LTI Award to CEO & Managing Director To consider and if thought fit to pass as an ordinary resolution: That approval is given for the purposes of ASX Listing Rule 10.14 and for all other purposes, for the grant of Performance Rights to the CEO and Managing Director, Ms Liz Westcott, on the terms set out in the Explanatory Notes in the Notice of Meeting. 5. Non-Executive Directors’ Remuneration To consider and if thought fit to pass as an ordinary resolution: That approval is given for all purposes, including Rule 64 of the Constitution and ASX Listing Rule 10.17, for the aggregate amount of remuneration that may be paid to Woodside’s non-executive directors in any financial year be increased by A$500,000, from A$4,675,000 per annum to A$5,175,000 per annum. Resolutions 2, 3, 4 and 5 are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by shareholders entitled to vote on the resolution. Woodside confirms that this document complies with the notice of meeting content requirements set out in the ASX Listing Rules. ASX has provided no objection to this document under Listing Rule 15.1.4 on the basis of this confirmation. By order of the Board. Damien Gare Vice President and Group Company Secretary 20 March 2026 2026 NOTICE OF ANNUAL GENERAL MEETING 5 2

Item 1: Financial Statements and Reports The Corporations Act 2001 (Cth) (Corporations Act) requires Woodside to lay its Financial Report, Sustainability Report and the reports of the directors and auditor for the last financial year before the AGM. Woodside’s auditor, PricewaterhouseCoopers (PwC), will also be present at the meeting and shareholders as a whole will be given a reasonable opportunity to ask the auditor questions about the conduct of the audit, the preparation and content of the auditor’s report, the policies adopted by Woodside in relation to the preparation of its financial statements, the Sustainability Report and the independence of the auditor in relation to the conduct of the audit. Item 2: Election and Re-election of Directors Items 2(a) to 2(d) seek approval for the re-election of Mr Larry Archibald, Ms Swee Chen Goh, Mr Arnaud Breuillac and Ms Angela Minas, who are retiring by rotation under Rule 75(a) of Woodside’s Constitution. This Rule states that a director (other than the Managing Director) must retire from office at the third AGM after the director was elected or most recently re-elected. Accordingly, Larry, Swee Chen, Arnaud and Angela, being eligible, seek re-election as directors. Item 2(e) seeks approval for the election of Mr Mark Cutifani, who has been recommended by the Board for election as a director by shareholders at the AGM under Rule 75(c) of Woodside’s Constitution. If Mark is elected, his election will take effect at the conclusion of the AGM. Explanatory Notes 6 WOODSIDE ENERGY GROUP LTD 3

Item 2 (a). Larry Archibald INDEPENDENT NON-EXECUTIVE DIRECTOR Tenure Appointed as an independent non-executive director in February 2017 Board committee membership Member of the Audit & Risk, Sustainability and Nominations & Governance Committees Current appointments Chair of the University of Arizona Geosciences Advisory Board (since 2019) Country of residence USA Career Mr Larry Archibald has more than 45 years’ experience in global executive roles across the oil and gas industry. He has particular and extensive expertise in oil and gas exploration, production and development projects, together with broader business development and commercial and strategic decision-making. Larry joined ConocoPhillips in 2008 and held several senior executive roles during his tenure, including Senior Vice President, Business Development and Exploration and Senior Vice President, Exploration. Before joining ConocoPhillips, Larry built a 39-year career at Amoco and bp, working at Amoco from 1980 until its 1998 merger with bp, continuing with bp until 2008. Across this period, he held senior exploration leadership and commercial roles, leading major exploration programs across multiple regions worldwide. Relevant skills and experience BSc (Geosciences), BA (Geology), MBA Larry has extensive experience in and highly technical knowledge of the international oil and gas industry. His career boasts a strong record of exploration success and executive-level leadership over significant international oil and gas project development and production strategy. Larry has deepened his business acumen through several advisory roles with MainSail Energy Plc and Guidestone Energy LLC, and the global private equity investment firm Warburg Pincus, LLC. Larry has a sophisticated balance of international oil and gas project experience, technical understanding and a highly commercial and strategic perspective. This is a highly desirable combination of skills, expertise and breadth of experience, which make him a very valuable asset to the Board. Larry’s depth of industry-specific experience and business acumen have been important to the Board since his appointment as a director in 2017. Larry’s tenure at Woodside offers the Board reliable leadership and access to both his deep technical and institutional knowledge. Larry’s extensive career in international oil and gas projects in combination with his tenure as a Board member brings a strength in understanding Woodside’s business and significant oversight into Woodside’s long-term direction and goals to guide the business into a new era of growth. Growth is a priority for the Board and Larry’s exceptional perspective is integral in successful decision-making going forward. Larry has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside. Recommendation Following the annual review of the performance of directors conducted by the Board, the Board (with Larry abstaining) recommends the re-election of Larry as a director given Larry’s significant and ongoing contribution to the Board and his valuable skill set and experience. The Board values Larry’s extensive knowledge of Woodside formed during his tenure on the Board. Larry was first elected as a director by shareholders nine years ago, in February 2017. The Board has considered Larry’s independence, having regard to his tenure, and is satisfied that he remains independent. In making this determination, the Board has had regard to Larry’s conduct throughout his tenure and the independence of thought that he brings to bear on all issues before the Board. The Board has also considered the current range of directors’ tenures and, given that half of the directors have joined Woodside since 2021, believes that there is significant value for shareholders in retaining Larry’s depth of oil and gas industry experience and aptitude for business and strategic decision-making. The Board also considers that Larry is independent on the basis that he is free of any business interest or other relationship or circumstance that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of his independent judgement or his ability to act in the best interests of Woodside. LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 7 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Item 2 (b). Swee Chen Goh INDEPENDENT NON-EXECUTIVE DIRECTOR Tenure Appointed as an independent non-executive director in January 2020 Board committee membership Member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees Current appointments Chair of Nanyang Technological University (since 2021) and National Arts Council (since 2019) Co-Chair of the Council for Board Diversity (since 2025) Director of Monetary Authority of Singapore (from June 2025), Carbon Solutions Holdings Pte Ltd (since 2022), Carbon Solutions Platform Pte Ltd (since 2022), Carbon Solutions Investments Pte Ltd (since 2022), Carbon Solutions Services Pte Ltd (since 2022), JTC Corporation (since 2022), Singapore Airlines Ltd (since 2019), Singapore Power Ltd (since 2019), Mindfull Community Limited (from March 2025) and Singapore (Honour) Limited (since 2021) Member of the Singapore Legal Services Commission, Centre for Liveable Cities Advisory Panel and Singapore Research, Innovation and Enterprise Council Country of residence Singapore Career Ms Swee Chen Goh joined Shell in 2003 and was the Chair of Shell Companies in Singapore from 2014 until her retirement in 2019. During her tenure at Shell, Swee Chen served on the boards of a number of Shell joint ventures in China, Korea and Saudi Arabia, providing her with deep international board experience and exposure to diverse regulatory and operating environments. Prior to joining Shell, Swee Chen built a strong foundation in global technology and operations, beginning her career at IBM before spending 13 years at Procter & Gamble in director and management-level roles relating to global IT and workplace services and infrastructure. Relevant skills and experience BSc (Information Science), MBA Swee Chen Goh brings to the Board extensive governance and senior leadership experience across multinational organisations and regulated sectors, underpinned by a strong commitment to principled leadership and organisational values. She makes an ongoing contribution to both public and private sector leadership at an international level. As she has done throughout her executive career with organisations like Shell, Swee Chen consistently promotes and advocates for a strong culture of health and safety and focus on integrity, accountability and long term value creation for shareholders. The Board values her breadth of experience, her multi sector and international perspectives, and her knowledge and experience in geographical markets essential to the ongoing success of Woodside’s strategy. Swee Chen is recognised as a global leader with a proven ability to guide organisations through complexity and change. Her experience across different industries and geographies supports robust Board deliberation, balanced judgment and effective oversight. Since joining the Woodside Board, Swee Chen has contributed thoughtful, independent insight, informed by her extensive governance experience and global outlook. Swee Chen has reconfirmed that she has sufficient time to meet her responsibilities as a director of Woodside. Recommendation Following the annual review of the performance of directors conducted by the Board, the Board (with Swee Chen abstaining) recommends the re-election of Swee Chen as a director. Swee Chen’s contributions as a Board member and member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees, and her extensive understanding of Woodside’s values and behaviours makes her an invaluable asset to the Board. LOCATION OF AGM 8 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS NOTES RELATING EXPLANATORY NOTES TO VOTING AND ATTENDANCE

Item 2 (c). Arnaud Breuillac INDEPENDENT NON-EXECUTIVE DIRECTOR Tenure Appointed as an independent non-executive director in March 2023 Board committee membership Chair of the Human Resources & Compensation Committee Member of the Sustainability and Nominations & Governance Committees Current appointments Director of Trident Energy Ltd (since 2022), Societe du Pipeline Mediterranee-Rhone (since 2024) and Géosel Manosque SAS (since 2022) Chair of Centrale Lyon Endowment Fund Country of residence France Career Mr Arnaud Breuillac has over 40 years’ experience in the global oil and gas industry. He joined TotalEnergies SE in 1982, holding positions across the Middle East, continental Europe and central Asia during his career. These included appointments to the Management Committee of the E&P Division, as Senior Vice President, Continental Europe & Central Asia in 2006, as President, Exploration & Production, Middle East in 2010 and as a member of the company’s Management Committee in 2011. In 2014, Arnaud was appointed as a Member of the Executive Committee and President Exploration & Production, responsible for TotalEnergies’ increasingly diverse global portfolio. Arnaud retired from his role as President Exploration & Production of TotalEnergies at the end of 2021 after eight years. Relevant skills and experience MSc Engineering Arnaud’s more than four decades of distinguished experience in the global oil and gas industry brings significant value to the operation of the Board. His career has spanned the full exploration and production value chain, reflecting deep operational, commercial and strategic expertise developed across a wide range of geographies and regulatory environments. In particular, Arnaud has a strong understanding of large-scale project development, capital allocation and discipline, risk management, and stakeholder engagement in complex, multi jurisdictional settings. His advice and contribution to the Board is influenced by having led and overseen significant upstream portfolios, navigating geopolitical, technical and market challenges while delivering long term value. He has a global perspective that is particularly relevant to Woodside and its ability to develop its global business. Arnaud also brings informed insight into the energy transition and the evolving role of global energy suppliers, shaped through leadership of a broad international portfolio during a period of significant industry change, including increasing focus on sustainability, emissions management and the balance between energy security and energy transition objectives. Since his appointment to the Woodside Board in March 2023, Arnaud has made a valuable contribution. The Board appreciates his considered judgement, international outlook and constructive engagement. His background in managing complex exploration and production businesses across multiple regions complements the existing skills of the Board and supports Woodside’s strategic objectives. Arnaud has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside. Recommendation Following the annual review of the performance of directors conducted by the Board, the Board (with Arnaud abstaining) recommends the re-election of Arnaud as a director. Arnaud’s contributions as a Board member, Chair of the Human Resources & Compensation Committee and member of the Sustainability and Nominations & Governance Committees, and his considerable international industry expertise in exploration and production operations, are highly regarded by the Board. LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 9 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Item 2 (d). Angela Minas INDEPENDENT NON-EXECUTIVE DIRECTOR Tenure Appointed as an independent non-executive director in April 2023 Board committee membership Member of Audit & Risk, Sustainability and Nominations & Governance Committees Current appointments Director of Vallourec S.A. (since 2021) Member of Rice University Business School Board of Advisors, National Association of Corporate Directors and Women Corporate Directors Countries of residence Greece and USA Career Ms Angela Minas is a distinguished financial executive with deep capital markets experience and a proven track record of leadership within the energy and natural resources sector. Angela brings more than three decades of experience across financial management, strategic advisory and operational transformation, including six years as a public company Chief Financial Officer (CFO) at DCP Midstream LLC and Chief Financial Officer & Chief Accounting Officer at Constellation Energy Partners LLC. Angela spent 20 years in financial advisory and management consulting, including as a Partner at Arthur Andersen, where she led the North American oil and gas consulting practice. Angela also served as Senior Vice President and global consulting leader at Leidos (formerly SAIC). Relevant skills and experience MBA Finance, BA Management Studies Angela brings distinguished financial experience to the Board with a proven successful track record of strong executive level leadership within the energy and natural resources sectors. Throughout her career, Angela has gained considerable exposure to the relevant considerations arising in energy and natural resources industries, including through involvement in exploration and production projects, oilfield services, petrochemicals, mining and other basic materials projects. The Board values Angela’s high level of financial acumen and sophisticated accounting and audit experience. Angela brings particularly strong expertise in all aspects of finance, business transformation, change management, strategy, risk management and compliance, including US Sarbanes-Oxley Act financial reporting compliance. Angela also contributes to the Board through her extensive experience in leading a publicly listed company and has a keen understanding of the commercial and regulatory challenges, risks and opportunities for Woodside’s business. Angela has leveraged her considerable corporate financing and treasury experience in her role as a Woodside director. Angela’s expertise in leading publicly listed companies, and her financial acumen and experience in corporate financing and treasury activities in the natural resources industry, continue to be important as the Board considers the delivery of Woodside’s growth opportunities while ensuring its business remains financially resilient through the energy transition. Angela has reconfirmed that she has sufficient time to meet her responsibilities as a director of Woodside. Recommendation Following the annual review of the performance of directors conducted by the Board, the Board (with Angela abstaining) recommends the re-election of Angela as a director. Angela’s contribution as a Board member and member of the Audit & Risk, Sustainability and Nominations & Governance Committees is highly regarded by the Board and her significant corporate finance expertise and considerable natural resources industry experience is a valuable addition to the Board. LOCATION OF AGM 10 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS NOTES RELATING EXPLANATORY NOTES TO VOTING AND ATTENDANCE

Item 2 (e). Mark Cutifani, CBE INDEPENDENT NON-EXECUTIVE DIRECTOR Tenure Appointed to the Board effective 19 March 2026 Board committee membership If elected at the AGM, Mr Cutifani will continue membership of the Audit & Risk, Sustainability and Nominations & Governance Committees Current appointments Board member of the Development Partner Institute, ERM Global Sustainability Advisors (International Advisory Board), CMI (Chair and Executive Mentors) and Resource Resolutions (Investor and Advisory Board) Chair of the Board of Trustees at the Power of Nutrition and the International Advisory Committee at the Global Foundation Country of residence Italy Career Mr Mark Cutifani is a highly experienced leader of global resource companies, with a career spanning over four decades in senior executive and operational roles across multiple jurisdictions, including Australia and the United States. Mark most recently served for nine years as a non-executive director of French energy major TotalEnergies SE, where he also chaired the Remuneration Committee. Prior to this, he was the Chief Executive of Anglo American for over nine years, leading significant restructuring and performance improvements across the group’s global operations. He previously served as Chief Executive Officer of AngloGold Ashanti, where he led a successful business turnaround, and has also held the role of Chair of Vale Base Metals Limited. Relevant skills and experience BEng (Mining), FAusIMM Mark brings more than 49 years of distinguished global business experience, with senior leadership responsibilities spanning all aspects of the mining value chain, including exploration, mining, processing and refining, product marketing and corporate management. He has worked across six continents and more than 20 countries, with direct experience across over 30 minerals and metals, giving him a rare breadth and depth of operational and strategic expertise. Throughout his career, Mark has been recognised as a major industry leader and innovator, with a strong track record of delivering improvements across safety, productivity, capital discipline and returns, sustainability and overall business performance. His experience leading large, complex organisations in diverse regulatory and geopolitical environments has equipped him with deep insight into operational excellence, risk management and long term value creation. Mark holds a Bachelor of Engineering (Honours) from the University of Wollongong. He was appointed a Commander of the Order of the British Empire (CBE) in the 2024 UK King’s Honours List in recognition of his contribution to global mining investment. Consistent with his reputation for business transformation, he has been honoured by both the Australian and South African mining industries, receiving the AusIMM Industry Award and the SAIMM Brigadier Stokes Award, the peak industry awards for service to the sector. Mark has also received significant international recognition for leadership and innovation. He was named Mining Industry CEO of the Year by Mines and Metals in 2019 and awarded its Lifetime Achievement Award in 2022. In the areas of sustainability and responsible social development, he has been recognised by the Thomas Edison Global Innovation Awards for Collaborative Change through the Development Partner Institute, and as the Technoserve 50th Anniversary Honouree for extraordinary leadership in creating sustainable business solutions to address global poverty. More recently, he has been recognised as Europe’s most sustainable mining leader. Recommendation Prior to his appointment to the Board, Woodside undertook appropriate checks into Mark’s background, experience and suitability. The Board considers that Mark will make a valuable contribution given his extensive global leadership experience, deep operational expertise and proven ability to lead organisations through transformation. These attributes will strengthen the Board’s capability to support Woodside’s strategic priorities, including through the energy transition, and complement the Board’s existing mix of skills and experience at an important time in Woodside’s history. For the reasons set out above, the Board (with Mark abstaining) recommends the election of Mark as a director. LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 11 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Item 3: Remuneration Report A resolution for adoption of the 2025 Remuneration Report is required to be considered and voted on in accordance with the Corporations Act. The 2025 Remuneration Report details Woodside’s policy on the remuneration of non-executive directors, the CEO and other senior executives and is set out on pages 146–175 of the Annual Report 2025. The vote on the adoption of the 2025 Remuneration Report resolution is advisory only and does not bind the directors or Woodside. However, the Board will take the outcome of the vote into consideration when reviewing Woodside’s remuneration practices and policies. Shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the 2025 Remuneration Report. Recommendation The Board recommends that shareholders vote in favour of adopting the 2025 Remuneration Report. Item 4: Approval of Grant of FY26 LTI Award to CEO & Managing Director Woodside is seeking shareholder approval for the proposed grant of 119,926 Performance Rights to the CEO and Managing Director, Liz Westcott, as the long-term incentive (LTI) component of her variable annual reward (VAR) for the period 1 January 2026 to 31 December 2026 (FY26). Prior to her appointment as CEO and Managing Director, Liz was awarded 155,908 Performance Rights as part of the FY26 LTI award that was allocated in March 2026 to all Executive key management personnel (KMP) (the Base Performance Rights). This resolution seeks shareholder approval for the additional ‘top-up’ Performance Rights proposed to be awarded to reflect Liz’s increased VAR for FY26 following her appointment as CEO and Managing Director (the Top-Up Performance Rights). The Base Performance Rights granted to Liz as part of her Executive KMP remuneration were granted under the new VAR structure for Executive KMP that has been introduced with effect from 1 January 2026. The proposed Top-Up Performance Rights to be granted under Item 4 will also be under the new VAR structure. Under the new VAR structure for 2026, Woodside has transitioned from a combined executive incentive scheme to a distinct short-term incentive (STI) and LTI structure. This change reflects our commitment to strengthening alignment between executive remuneration and shareholder outcomes, while ensuring our framework remains contemporary and strategically focused. LOCATION OF AGM 12 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS NOTES RELATING EXPLANATORY NOTES TO VOTING AND ATTENDANCE

WHY IS SHAREHOLDER APPROVAL BEING SOUGHT? ASX Listing Rule 10.14 requires that shareholder approval be obtained for the acquisition of securities by a director under an employee incentive scheme. Liz is covered by ASX Listing Rule 10.14.1 because she is Woodside’s Managing Director. The Base Performance Rights were allocated to Liz in March 2026, prior to Liz’s appointment as CEO and Managing Director at a time when Liz was an Executive KMP. Accordingly, shareholder approval was not required under ASX Listing Rule 10.14 for the grant of the Base Performance Rights. Following Liz’s appointment as CEO and Managing Director, Liz is now a director for the purposes of ASX Listing Rule 10.14. Shareholder approval is therefore being sought under Item 4 for the grant of the Top-Up Performance Rights. Shareholder approval is only required under ASX Listing Rule 10.14 if new shares may be issued to a director and not if shares are required to be purchased on-market. Woodside’s usual practice is to purchase shares on-market for the purposes of satisfying the vesting of any Performance Rights that vest. However, shareholder approval is sought in the interests of transparency and good governance, and to preserve the flexibility for the Board to determine whether shares allocated to Liz in respect of any Performance Rights that vest will be purchased on-market or issued. Structure of CEO’s FY26 remuneration at Woodside The structure of the CEO and Managing Director’s remuneration is a combination of: Fixed annual reward (FAR), currently A$2,300,000, and VAR, comprising: – an STI opportunity set at a maximum of 270% of FAR, currently being A$6,210,000; and – an LTI opportunity set at 300% of FAR, currently being A$6,900,000. Prior to her appointment as CEO and Managing Director, Liz’s FAR as an Executive KMP was A$1,875,000 (inclusive of A$600,000 higher duties allowance) and her VAR opportunity was A$7,968,750. Following the pro-rating of Liz’s FAR to reflect the respective periods served in each role, Liz’s remuneration for FY26 is expected to comprise: FAR of A$2,211,507; and VAR of A$12,605,589, comprising: – a maximum STI opportunity of A$5,971,068; and – an LTI opportunity of A$6,634,521. Liz’s maximum STI opportunity and LTI opportunity for FY26 is 270% and 300% of FAR respectively, which applies for the full year. The Top-Up Performance Rights reflect the increase in Liz’s FY26 LTI opportunity. Unlike in previous years where all VAR components were delivered after the end of the performance year, from FY26 the LTI component of VAR will be delivered at the start of the five-year vesting period, with the STI component still awarded following the end of the performance year based on performance against the Woodside Corporate Scorecard and individual key performance indicators. It is intended that shareholder approval be sought at the 2027 AGM for the deferred equity component of STI awarded to Liz in respect of FY26 performance. Performance Rights proposed to be granted to Liz Westcott Liz’s FY26 LTI opportunity will be delivered in the form of 275,834 Performance Rights, comprising: the Base Performance Rights (being 155,908 Performance Rights allocated to Liz in March 2026); and the Top-Up Performance Rights (being 119,926 Performance Rights for which shareholder approval is sought under this Item). The number of Base Performance Rights was calculated by dividing Liz’s FY26 LTI opportunity as an Executive KMP (A$3,750,000) by the volume weighted average price (VWAP) of Woodside Shares sold on the ASX on each day of trading in the month of December 2025 as determined by Woodside. The number of Top-Up Performance Rights has been calculated by dividing the additional FY26 LTI opportunity attributable to Liz’s appointment as CEO and Managing Director (A$2,884,521) by the same VWAP methodology. Overview of the new 2026 incentive scheme 1. Any portion of the STI award above target will be delivered entirely as Restricted Shares. Executive KMP incentive mix comparison The incentive mix for Executive KMP under the new STI and LTI structure, relative to the existing EIS structure is set out below. OVERVIEW STRATEGY AND FINANCIAL PERFORMANCE OUR BUSINESS GOVERNANCE FINANCIAL STATEMENTS ADDITIONAL INFORMATION 161 Fixed Annual Reward STI Annual Performance Period 50% Cash 50% Restricted Shares1 LTI Performance Rights 60% RTSR against ASX50 (1/3) and MSCI World Energy Index (2/3) 2-year service condition 40% ROACE Year 1 Year 2 Year 3 Year 4 Year 5 Overview of the new 2026 incentive scheme LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 13 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Each Performance Right provides Liz with the opportunity to receive a fully paid ordinary share in Woodside, provided certain vesting conditions are met. As the Performance Rights are part of Liz’s FY26 remuneration, no amount is payable on the grant of Performance Rights or on allocation of shares if Performance Rights vest. The Board retains discretion to make a cash equivalent payment in lieu of an allocation of shares. The Top-Up Performance Rights will be granted on the same terms as the Base Performance Rights (including the same performance period, service requirement and vesting conditions), and will be treated as forming part of Liz’s FY26 LTI award. Woodside has decided to grant Liz Performance Rights as it incentivises long-term value creation and further aligns Executive outcomes with the shareholder experience. Vesting conditions applying to the Performance Rights The Performance Rights will have a three-year performance period commencing 1 January 2026 and ending 31 December 2028. Following performance testing, the Performance Rights will remain unvested until completion of the subsequent two-year service condition, with vesting occurring shortly after 31 December 2030. Testing will be performed by an external adviser against each hurdle at the completion of the performance period. If the performance conditions are not met, there is no retesting and awards will lapse. If the performance conditions are met, the Performance Rights will vest at the end of the five-year period (subject to service conditions being met). The Performance Rights are divided into two components as follows: Sixty per cent (60%) of the Performance Rights (165,500) are subject to a relative total shareholder return (RTSR) performance condition, with one-third of the Performance Rights to be tested against the total shareholder return (TSR) over the performance period of entities within the ASX50 Index as at 1 January 2026 and two-thirds of the Performance Rights to be tested against the TSR over the performance period of entities within the MSCI World Energy Index as at 1 January 2026 which consists of approximately 50 large and mid-sized energy companies; and The remaining forty per cent (40%) of the Performance Rights (110,334) are subject to a return on average capital employed (ROACE) condition adjusted for capital employed for major projects. Performance targets for ROACE will be set at the award date based on Woodside’s latest Corporate Plan. RTSR performance hurdle vesting The percentage of Performance Rights in each RTSR component that vests will depend on the following vesting schedule: TSR percentile ranking Performance Rights that Vest (%) Less than 50th percentile No vesting Equal to 50th percentile 50% vest Between the 50th and 75th percentile Vesting on a pro-rata basis Equal to or greater than 75th percentile 100% vest Each RTSR component of the Performance Rights will be separately tested against this schedule. ROACE performance hurdle vesting ROACE will be calculated as earnings before interest and tax (EBIT) excluding any exceptional items divided by average total equity and non-current liabilities. Recognising the capital-intensive nature of the energy sector, the Board will adjust the ROACE measure to exclude capital employed for major projects prior to the commencement of production, such as Scarborough Energy Project, Trion and Louisiana LNG. This approach ensures Executives are not disincentivised from pursuing long-term investments that may temporarily dilute ROACE prior to production commencing but are expected to deliver long-term benefit to shareholders. The percentage of Performance Rights in the ROACE component that vests will depend on the following vesting schedule: ROACE outcome Performance Rights that Vest (%) Below threshold (<7.0%) No vesting Threshold (7.0%) 50% vest Between threshold and maximum (7.0–8.4%) Vesting on a pro-rata basis At or above maximum (≥8.4%) 100% vest The ROACE at vesting threshold and maximum excludes capital employed on the Scarborough Energy Project, Trion and Louisiana LNG prior to the commencement of production. Other terms of Performance Rights The decision to vest the Performance Rights is subject to the overriding discretion of the Board, which may adjust outcomes if appropriate, including to better reflect shareholder expectations or management performance. LOCATION OF AGM 14 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS NOTES RELATING EXPLANATORY NOTES TO VOTING AND ATTENDANCE

KEY FY26 LTI FEATURES Allocation methodology Performance Rights are allocated using a face value allocation methodology. The number of Performance Rights (including Base Performance Rights and Top-Up Performance Rights) has been calculated by dividing the value of the respective components by the VWAP of Woodside’s shares traded on each trading day in December 2025 (being approximately A$24.05). Dividends and voting rights No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent payment (DEP) will be paid by Woodside for dividends paid during the period between allocation and vesting. The DEP will be paid in cash, unless the Board determines otherwise. Malus and clawback provisions The Board has broad discretion to reduce vested and unvested entitlements, including (among other circumstances) where: • an Executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations; • an Executive has engaged in an act which has brought a Group company into disrepute or may negatively impact any Group company’s reputation in a material way; • vesting is not justified or supportable; • there is a material misstatement or omission in the financial statements; or • a significant unexpected or unintended consequence or outcome has occurred. Control event The Board has the discretion to determine the treatment of any Performance Right on a change of control event. If an actual change of control occurs during the vesting period for equity awards, unless the Board determines otherwise, the Performance Rights will vest on a pro-rata basis, having regard to the portion of the vesting period elapsed. Cessation of employment The Board has the discretion to determine the treatment of the LTI award on cessation of employment, including to lapse some or all of them. During a Vesting Period, if Liz resigns (or gives notice of her resignation) or her employment is terminated for cause, all Performance Rights will lapse (unless the Board determines otherwise). If Liz ceases employment for any other reason, unless the Board determines otherwise, a pro-rata portion of the Performance Rights, equal to the elapsed portion of the combined five-year performance and service period, will remain on foot and subject to the original terms. Note that some Performance Rights may have already lapsed following the performance test. Any Performance Rights that do not remain on foot will lapse. Adjustments to Performance Rights The Board has discretion to vary the peer group including to consider events that occur prior to vesting (for example, takeovers, mergers or de-mergers). The Board may also adjust vesting outcomes or include or exclude items that the Board considers appropriate, including to better reflect shareholder expectations or management performance. The Board may grant additional Performance Rights or make adjustments it considers necessary (e.g. under the ASX Listing Rules) or otherwise appropriate to the terms of a Performance Right if there is a corporate action by, or capital reconstruction in relation to, Woodside, including any return of capital. Dealing restrictions Liz must not deal in her unvested Performance Rights prior to vesting, except in limited circumstances. Other information required by the ASX Listing Rules • Liz is the only director eligible to receive a VAR award, including participation in the 2026 LTI Plan. • The ASX Listing Rules require this Notice of AGM to state the number and average price of securities received by Liz as part of her VAR award under the Equity Award Rules. In March 2026, Liz received: – 155,908 Base Performance Rights; and – 54,741 Restricted Shares and 28,674 Performance Rights in respect of her participation in the 2025 Executive Incentive Scheme. • Both of the awards allocated in March 2026 related to Liz’s service as a member of Executive KMP and occurred prior to her appointment as CEO and Managing Director. Prior year awards received by Liz in an Executive KMP capacity were summarised in Woodside’s Remuneration Report for the relevant year and comprised 35,812 Performance Rights and 68,368 Restricted Shares. All awards formed part of Liz’s remuneration and were made at no cost. • If Item 4 is approved, the Performance Rights will be allocated to Liz as soon as practicable after the AGM and in any event within 12 months of the meeting. • If Item 4 is not approved, the Board will, acting reasonably, determine the amount and form of the compensation payable to the CEO for the loss of the benefit of the top-up long-term incentive component of her VAR award. The awards allocated in March 2026 are not covered by this approval and will remain on foot even if the required majority of shareholders do not approve Item 4. • Details of any securities issued to Liz as part of her VAR award will be published in Woodside’s Annual Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. • Any additional persons covered by ASX Listing Rule 10.14 who become entitled to receive a VAR award and/or an equity grant under the Equity Award Rules after this resolution is approved will not participate until approval is obtained under ASX Listing Rule 10.14. • No loan will be made by Woodside in relation to the grant of Performance Rights to Liz. Recommendation The Board (with Liz abstaining) recommends that shareholders vote in favour of the grant of Performance Rights to the CEO and Managing Director for the FY26 LTI Award (being the Top-Up Performance Rights). LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 15 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Item 5: Non-Executive Directors’ Remuneration ASX Listing Rule 10.17 provides that a listed entity must not increase the total aggregate amount of directors’ fees payable to all of its non-executive directors without shareholder approval. Rule 64 of Woodside’s Constitution also provides that the aggregate remuneration paid to all the non-executive directors in any financial year may not exceed an amount fixed by Woodside in general meeting. Shareholder approval is sought to increase the maximum amount available for payment of non-executive directors’ remuneration in any financial year (Fee Pool) by A$500,000 to A$5,175,000. The current Fee Pool of A$4,675,000 was approved by shareholders at the 2023 Annual General Meeting. Details of the remuneration paid to non-executive directors for the year ended 31 December 2025 is detailed in the Remuneration Report. The Board believes that effective leadership and governance are essential to Woodside’s continued and future success. For this reason, the fees paid to non-executive directors need to be competitive and must enable Woodside to attract, motivate and retain directors of the highest quality. The Fee Pool is a maximum limit only. The level of individual fees paid to non-executive directors is reviewed annually for alignment with market practice and with input from external independent remuneration consultants. While Woodside is seeking to increase the Fee Pool limit, fee increases for non-executive directors, effective 1 January 2026 are within the existing Fee Pool limit. Woodside is seeking shareholder approval to increase the Fee Pool for the following reasons: • To allow for some growth in non-executive directors’ remuneration in the future to reflect market competitiveness for non-executive directors with the skills and experience appropriate for Woodside’s business; and • To provide flexibility with Board and Committee appointments, so that the Board can appropriately manage succession planning and potential new director appointments in light of the mix of skills, experience and diversity on the Board to ensure that the Board is operating effectively, that any changes in composition are effected as smoothly as possible and so that the Board continues to have the right balance of skills, knowledge and experience. As part of the Board’s ongoing succession planning strategy, the Board has maintained 10 non-executive directors since 2023. If shareholders approve this resolution, the Fee Pool will increase by A$500,000 to A$5,175,000. The additional headroom that will be provided by this increase is seen as prudent to give the Board the necessary flexibility to continue operating effectively and manage succession planning. If this resolution is not approved, the aggregate Fee Pool will remain at A$4,675,000 and the Board will not have this flexibility. No securities have been issued to any non-executive director under ASX Listing Rules 10.11 or 10.14 with shareholder approval within the last three years. As the non-executive directors have an interest in the outcome of this Item, the Board does not believe it is appropriate to make a recommendation to shareholders as to how to vote on this Item. LOCATION OF AGM 16 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS NOTES RELATING EXPLANATORY NOTES TO VOTING AND ATTENDANCE

These notes relating to voting and attendance are important and should be read carefully. Notes relating to Voting and Attendance 2026 NOTICE OF ANNUAL GENERAL MEETING 17 4

1. Attending the Annual General Meeting Attending the meeting online Woodside is proud to have shareholders who reside across the globe. We also know that for some shareholders, attending the AGM in person is not possible due to personal or other circumstances. The AGM is held as a hybrid meeting to make it as easy as possible for shareholders and proxyholders to attend the AGM and engage with Woodside. Woodside encourages all shareholders and proxyholders to watch, vote, make comments and ask questions in writing and verbally during the AGM in real time using the online platform at: https://meetings.lumiconnect.com/300-695-283-446. The AGM will be recorded and a guide for using the online platform is available at woodside.com/investors. Attending the meeting in person Registration desks open from 9:30am (AWST) and refreshments will be served in the Crown Ballroom before the meeting begins. To register you must bring a form of identification or the SRN/HIN for your shareholding. The health of Woodside’s shareholders, employees and other meeting attendees is of paramount importance. We ask that you do not attend the AGM in person if you feel unwell and attend online instead. All employees, directors and shareholders should be treated fairly and respectfully. We ask our shareholders and other AGM attendees to respect Woodside’s values and to be courteous and respectful to others at all times at the AGM. The Chair of the meeting will ensure that the AGM is conducted in accordance with Woodside’s values. 2. Security Measures Security measures will be in place for the AGM. All bags will be subject to a security search and bags larger than A4 size must be stored in the cloakroom (and will not be allowed into the AGM room). Please allow time to complete your registration and bag check ahead of the AGM starting. No filming Anyone physically attending the AGM is not permitted to film, take photos, record or livestream the AGM. If you do, you may be requested to leave the AGM venue. I AM NOT A SHAREHOLDER. CAN I ATTEND OR WATCH THE MEETING? This is a shareholder meeting and non-shareholders (who are not proxies, corporate representatives or attorneys) are generally not permitted to attend the AGM in person. Non-shareholders may only be admitted at Woodside’s discretion and if they have been pre-registered. If you are a shareholder and require a non-shareholder to accompany you to the AGM, please contact secretariat@woodside.com by 5:00pm (AWST) on Tuesday, 21 April 2026 to apply to register a non-shareholder. Pre-registered guests must present photo identification on arrival at the AGM. Non-shareholders are warmly invited to watch the live webcast of the AGM online at https://meetings.lumiconnect.com/300-695-283-446. 3. Voting Entitlements Pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) the Board has determined that, for the purpose of attending and voting at the meeting, shareholders are those persons who are the registered holders of Woodside shares at 5:00pm (AWST) on Tuesday, 21 April 2026. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting. LOCATION OF AGM 18 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

4. Voting Exclusions Item 3 (Remuneration Report) Woodside will disregard any votes cast on Item 3: • by or on behalf of a member of Woodside’s KMP named in the Remuneration Report for the year ended 31 December 2025, or their closely related parties, regardless of the capacity in which the vote is cast, or • as a proxy by a person who is a member of Woodside’s KMP at the date of the AGM or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Item 3: • in accordance with a direction as to how to vote on the Voting Form, or • by the Chair of the meeting pursuant to an express authorisation to exercise the proxy even though the resolution is connected with the remuneration of Woodside’s KMP. Item 4 (Approval of Grant of FY26 LTI Award to CEO & Managing Director) Woodside will disregard any votes cast on Item 4: • in favour of the resolution by or on behalf of Ms Liz Westcott or her associates, regardless of the capacity in which the vote is cast, or • as proxy by a person who is a member of the KMP at the date of the AGM or their closely related parties, unless the vote is cast on Item 4: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or • by the Chair of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chair decides, even though the resolution is connected with the remuneration of a member of Woodside’s KMP, or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Item 5 (Non-Executive Directors’ Remuneration) Woodside will disregard any votes cast on Item 5: • in favour of the resolution by or on behalf of any directors of Woodside or any associate of a director, regardless of the capacity in which the vote is cast; or • as a proxy by a person who is a member of the KMP at the date of the AGM or their closely related parties, unless the vote is cast on Item 5: • as a proxy or attorney, for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or • by the Chair of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chair decides, even though the resolution is connected with the remuneration of a member of Woodside’s KMP or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: › the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and › the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. 5. Direct Voting prior to the AGM Woodside encourages shareholders to vote online and to register their direct voting instructions before the meeting. A direct vote enables shareholders to vote on resolutions prior to the meeting. This means shareholders can exercise their voting rights without needing to attend the meeting or appoint a proxy. You can register your voting instructions electronically at investorvote.com.au or by lodging a hard copy Voting Form (see Note 9 for more information). For your direct vote to be effective, Computershare must receive your Voting Form or electronic voting instructions, by 10:00am (AWST) on Tuesday, 21 April 2026. Please note that a shareholder who has cast a direct vote may attend the meeting, but their attendance will cancel the direct vote unless they indicate otherwise when registering to enter the meeting. LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 19 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

6. Proxies All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them. Appointed proxies must present photo identification on arrival at the meeting. The proxy does not have to be a Woodside shareholder. A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder actually votes at the meeting on the resolution for which the proxy is proposed to be used. ? CAN I APPOINT MORE THAN ONE PROXY? Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. If no proportion is specified, each proxy may exercise half the member’s votes. ? CAN I APPOINT THE CHAIR AS MY PROXY? Yes. You may appoint the Chair of the meeting as your proxy. In addition, the Chair of the meeting is deemed to be appointed where a completed Voting Form is submitted but does not contain the name of the proxy or the proxy named in the form does not attend the meeting. If the Chair of the meeting is appointed, or taken to be appointed, as your proxy, you can direct them how to vote and the Chair of the meeting must act in accordance with the directions. The Chair of the meeting intends to exercise all available proxies in favour of Items 2(a) to 5 inclusive. ? CAN I APPOINT WOODSIDE KEY MANAGEMENT PERSONNEL AS MY PROXY? Yes. However, in relation to Items 3, 4 and 5, Woodside’s KMP (which includes each of the directors and executives named in Woodside’s 2025 Remuneration Report) and their closely related parties will not be able to vote as your proxy unless you tell them how to vote or the Chair of the meeting is your proxy. If you intend to appoint a member of the KMP or one of their closely related parties as your proxy, please ensure that you direct them how to vote on Items 3, 4 and 5, otherwise they will not be able to cast a vote as your proxy on that item (unless they are the Chair of the meeting). If the Chair of the meeting is or becomes your proxy, but you do not mark a voting box for Items 3, 4 and 5, by completing and submitting the Voting Form you will be taken to have expressly authorised the Chair of the meeting to exercise the proxy as the Chair decides, even though it is connected with the remuneration of the KMP. 7. Appointing an Attorney If a shareholder wants to appoint an attorney to act on their behalf at the AGM, the appointment must be made by a duly executed power of attorney. The power of attorney must be received by Woodside’s share registry, Computershare, by post or fax as set out in Note 9 below by 10:00am (AWST) on Tuesday, 21 April 2026. 8. Appointing a Corporate Representative Where a shareholder or a proxyholder is a corporation, it can appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting. The appointment may be a standing one. The representative should bring to the meeting evidence of their appointment, including any authority under which the appointment is signed, unless it has previously been given to Woodside. 9. How to Lodge Direct and Proxy Votes Woodside encourages you to register your direct voting or proxy instructions online at investorvote.com.au. Lodging your vote online is a simple, secure and efficient method of providing your instruction. TO LOG IN TO INVESTOR VOTE: Go online to investorvote.com.au Enter the Control Number – 188664 Enter your Security Reference Number (SRN) or Holder Identification Number (HIN) Enter your Australian post code or country of residence, and Submit your proxy or direct vote. Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. Please complete the hard copy Voting Form in accordance with the instructions on the back of the Voting Form and return it to Computershare Investor Services Pty Ltd: • by post to GPO Box 242, Melbourne, Victoria, 3001, Australia; or • by fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). To be valid, your electronic voting instructions or Voting Form must be received by 10:00am (AWST) on Tuesday, 21 April 2026. 10. Custodians and Nominees For Intermediary Online subscribers only (custodians and nominees) please visit www.intermediaryonline.com to submit your voting intentions. LOCATION OF AGM 20 WOODSIDE ENERGY GROUP LTD NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

11. Asking Questions Shareholders as a whole will have a reasonable opportunity to ask questions or make comments at the meeting about the items of business or the management of Woodside. We encourage shareholders to lodge questions for Woodside in advance of the meeting. The Chair of the meeting will endeavour to address the frequently asked questions during the meeting and in the Chair’s address. However, there may not be sufficient time available at the meeting to address all of the questions raised. Please note that individual responses will not be sent to shareholders. Shareholders can also ask questions in advance of the meeting to Woodside’s auditor, PwC, about the content of the auditor’s report or the conduct of the audit of the Financial Report or the Sustainability Report. All pre-submitted questions must be received by Woodside by emailing secretariat@woodside.com by 5:00pm (AWST) on Thursday, 16 April 2026. 12. Holders of American Depositary Receipts If you hold Woodside American Depositary Receipts (ADR), you can watch the meeting online as a guest at https://meetings.lumiconnect.com/300-695-283-446. To vote, you will need to provide your Voting Instruction Form to the ADR Depositary, Citibank, N.A., by the deadline provided by Citibank. Citibank’s contact details can be found on Woodside’s website at woodside.com/investors. 13. Technical Difficulties Technical difficulties may arise during the course of the AGM. The Chair of the meeting has discretion as to whether and how the AGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where considered appropriate, the Chair of the meeting may continue to hold the AGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a direct vote or directed proxy by 10:00am (AWST) on Tuesday, 21 April 2026, even if they plan to attend the AGM online. LOCATION OF AGM 2026 NOTICE OF ANNUAL GENERAL MEETING 21 NOTICE OF AGM ITEMS OF BUSINESS EXPLANATORY NOTES NOTES RELATING TO VOTING AND ATTENDANCE

Path to Optus Stadium Path to Optus Stadium Camfield Drive P4 (Car p(Caarkr Pclaorske d) TMemo pnoerta rinil yP Calroiss 4 3 2 1 TO CITY TO AIRPORT Entry to Crown TO CROWN TOWERS Burswood Train Station TO OPTUS STADIUM TO OPTUS STADIUM Bolton Avenue Bolton Avenue Great Eastern Highway evir D kr aP air ot ciV Great Eastern Highway Casino Casino Entry Entry Tunnel Entry Riverside Entry Convention Entry Bus Stop Resort Drive Up to Studios Resort Drive and Theatre Down to Crown Spa and Gymnasium Down to Gymnasium and Pool Down to Botanicals Casino M Cr et o rop wn ol Co C nv en e tre ntion Cr Promen own ade Casino Towers Crown Entry Level 2 Crown Towers Pool Epicurean Crown Ballroom The Astral Crown Terrace Grand Ballroom Meeting Rooms Crown Green Room Crown Towers Business Centre PCO Suite Crown Pool The Metropol Pavilion Change Rooms Mansions Crown Metropol Great Lawn Pearl Room Bistro Guillaume Atrium Buffet Poolside Bar & Grill Ha ir Gymnasium Dr Salon Anh La Víe Linneys Lobby Lounge Nobu The Merrywell & Lounge Groove Bar & Co Market Hi-Line Junction Grill 88 Bar Mesh Noodle Bar Cotta Cafe Fusion Bar & Grill Silks Rockpool Bar Mio Modo The Riverside Room Food Court Baccarat Room Keno Crown Sports Bar The Shop Crown Theatre RG TWR Centre Minq Crown Pool Promenade Epicurean VIP Pool Bar Pool Bar Paspaley The Enclave Rolex Kennedy PARKING MAP Snax TAB Bilya Café Bus Stop Closed Park ing Car Park Train Bus Station Taxi Toilet s Cloak Lifts Room Stairs or Guest Escalators Locker Crown Rewards ACROD Parking ATM Changing Places P6 (FREE) 1,497 parking bays P1 Undercroft 345 parking bays P2 P3 (FREE) 1,510 parking bays 132 parking bays P8 (FREE) 551 parking bays (Not available Optus Stadium event days) P4 Riverside 339 parking bays Temporarily closed) (Car Park at Le Grand Palais Crown Ballroom Monet in Paris Multi-level Transport and parking information Parking Free parking in P3, P6 & P8 Bus and Train Burswood Train Station is located across from Crown. There are also bus stops, marked on the map. Crown Ballroom at Crown Towers, Burswood, Western Australia or online at https://meetings.lumiconnect.com/300-695-283-446. Location of the Annual General Meeting 22 WOODSIDE ENERGY GROUP LTD 5

Reports and Investor Briefings For more information about Woodside, please see our reports and briefings including the: • Annual Report 2025 • Full-year 2025 Results and Briefing • 2025 Climate and Sustainability Summary • Sustainability Briefing 2026 at woodside.com/investors/reports-investor-briefings Keep checking the facts Get information about Woodside’s key business activities, including its climate approach, its projects, Australian cultural heritage management, Woodside’s tax contribution and more at: woodside.com/media-centre/woodside-energy-fact-checker 2026 NOTICE OF ANNUAL GENERAL MEETING 23

Head Office Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address GPO Box D188 Perth WA 6840 Australia T +61 8 9348 4000 E companyinfo@woodside.com Check our latest news Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com Woodside Energy @woodsideenergy @woodsideenergy Woodside Energy

323498_01_V6 YOUR ACCESS INFORMATION THAT YOU WILL NEED TO VOTE: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. VOTE AND VIEW THE ANNUAL REPORT ONLINE Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. VOTING FORM For your vote to be effective it must be received by 10:00am (AWST) on Tuesday, 21 April 2026 How to Vote on Items of Business Vote Directly—Mark Section A of Step 1 Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each Item of business in Step 2. Your direct vote will be invalid on an Item if you do not mark any box or you mark more than one box for that Item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%. Appoint a Proxy—Mark Section B of Step 1 If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Section B of Step 1. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chair of the Meeting, please write the name of that person in Section B of Step 1. If you leave the box in Section B of Step 1 blank or your named proxy does not attend the Meeting or does not vote on a poll in accordance with your directions, the Chair of the Meeting will be your proxy. SAMPLE ONLY The Chair of the Meeting will vote any available undirected proxies in accordance with the Board recommendations set out on the next page. Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each Item of business in Step 2. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an Item your vote will be invalid on that Item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes in Step 2. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: Shareholders holding two or more shares are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of Woodside Energy Group Ltd. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting in Person You may bring this form to the Meeting to assist registration. If a representative of a corporate securityholder or proxy is to attend the Meeting in person you will need to provide the appropriate “Appointment of Corporate Representative” prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”. Proxy voting by KMP in relation to Items 3, 4 and 5 The key management personnel (KMP) of the Company and their closely related parties will not be able to vote as your proxy on Items 3, 4 and 5 unless you tell them how to vote, or the Chair of the Meeting is your proxy. If you appoint the Chair of the Meeting as your proxy or the Chair of the Meeting is appointed as your proxy by default, but you do not mark a voting box for Items 3, 4 and 5, you will be taken to have expressly authorised the Chair of the Meeting to exercise the proxy in respect of the relevant Item as the Chair decides, even though it is connected with the remuneration of the KMP. GO ONLINE TO VOTE, or turn over to complete the form è Lodge your vote: Online: www.investorvote.com.au For Intermediary Online subscribers only (custodians) www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia By Fax: 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia) For all enquiries call: (within Australia) 1300 558 507 (outside Australia) +61 3 9415 4632 Woodside Energy Group Ltd ABN 55 004 898 962 Control Number: 188664 323498_0_COSMOS_Sample_Proxy/000001/000001/i

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Please mark ☒ to indicate your directions

VOTING FORM

STEP 1 — INDICATE HOW YOUR VOTE WILL BE CAST *Select one option only*

At the Annual General Meeting of Woodside Energy Group Ltd to be held at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia and online at https://meetings.lumiconnect.com/300-695-283-446 on Thursday, 23 April 2026 at 10:00am (AWST) and at any adjournment or postponement of that meeting ("Meeting"), I/We being member/s of Woodside Energy Group Ltd direct the following:

A. Vote Directly

☐ Record my/our votes in accordance with the directions in Step 2 below.

PLEASE NOTE: You must mark FOR, AGAINST, or ABSTAIN on the Item for a valid direct vote to be recorded.

OR

B. Appoint a Proxy To Vote on Your Behalf

I/We appoint

☐ **the Chair of the Meeting** OR ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit, to the extent permitted by law).

Chair authorised to exercise undirected proxies on remuneration related resolutions (Items 3, 4 and 5): Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), and I/we have not directed the proxy how to vote on Items 3, 4 and 5 in Step 2 below, by completing and submitting this form I/we expressly authorise the Chair of the Meeting to exercise my/our proxy on the relevant Item even though it is connected with the remuneration of key management personnel of the Company.

The Chair of the Meeting intends to vote undirected proxies **in favour** of Items 2(a) to 5 inclusive.
In exceptional circumstances, the Chair of the Meeting may change their voting intention on any resolution, in which case stock exchange announcements will be made.

PLEASE NOTE: If you do not select an option under Step 1 of this Voting Form (direct voting or proxy appointment), or you select both options, then by completing and submitting this form, you will be taken to have appointed the Chair of the Meeting as a proxy to vote on your behalf.

STEP 2 — ITEMS OF BUSINESS

Board endorsed resolutions.
The Board recommends shareholders vote FOR Items 2(a) to 5 inclusive.

Item	Resolution	Board Recommendation	FOR	AGAINST	ABSTAIN
Item 2(a)	To re-elect Mr Larry Archibald as a director	FOR	☐	☐	☐
Item 2(b)	To re-elect Ms Swee Chen Goh as a director	FOR	☐	☐	☐
Item 2(c)	To re-elect Mr Arnaud Breuillac as a director	FOR	☐	☐	☐
Item 2(d)	To re-elect Ms Angela Minas as a director	FOR	☐	☐	☐
Item 2(e)	To elect Mr Mark Cutifani as a director	FOR	☐	☐	☐
Item 3	Remuneration Report (non-binding advisory vote)	FOR	☐	☐	☐
Item 4	Approval of Grant of FY26 LTI Award to CEO & Managing Director	FOR	☐	☐	☐
Item 5	Non-Executive Directors' Remuneration	FOR	☐	☐	☐

PLEASE NOTE: If you have appointed a proxy and mark the **Abstain** box for an Item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

SIGN — SIGNATURE OF SECURITYHOLDER(S) *This section must be completed*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___

323498_01_V6

WDS

Computershare

Dear Shareholder The Annual General Meeting (AGM) of Woodside Energy Group Ltd will be held at 10:00am (AWST) on Thursday, 23 April 2026. Shareholders are invited to attend the AGM at the Crown Ballroom at Crown Towers, Great Eastern Highway, Burswood, Western Australia or online at https://meetings.lumiconnect.com/300-695-283-446. The Notice of Meeting can be viewed and downloaded at https://www.woodside.com/media-centre/ announcements. The Notice of Meeting includes information on participating in the AGM and the business to be considered at the AGM. You can request a hard copy of the Notice of Meeting or Voting Form by contacting Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia). Shareholders should monitor the Woodside website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the AGM. If you are unable to attend the AGM, you may vote directly or appoint a proxy to attend and vote on your behalf via www.investorvote.com.au or by following the instructions on the Voting Form. Direct votes and proxy appointments must be received by 10:00am (AWST) on Tuesday, 21 April 2026. Even if you plan to attend the AGM in person, we encourage you to submit a direct vote or directed proxy vote so that your vote will be counted if for any reason you cannot attend. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the AGM. Damien Gare Vice President and Group Company Secretary 323498_02_V2 Control Number: 188664